Exhibit 99.2

LIBERTY ELECTRIC CARS LIMITED

Consolidated Balance Sheet

	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash	$126,316	$35,449
Notes receivable	268,897	318,792
Other current assets	11,010	398,526
Total current assets	406,223	752,767

Fixed assets, net of accumulated depreciation of $62,366	184,636	124,430

Total assets	$590,859	$877,197

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities	$284,453	$281,337
Deferred revenue	329,235	-
Taxes payable	262,466	181,833
Notes payable, current portion	-	69,539
Other current liabilities	196,981	73,245
Total current liabilities	1,073,135	605,954

Notes payable, long term portion	631,378	278,249
Related party payables, long term portion	883,747	790,771

Total liabilities	2,588,260	1,674,974

Stockholders’ deficit
Other comprehensive income	151,208	159,996
Common stock, $0.000015 par value; 50,000,000 shares authorized; 29,726,669 issued and outstanding on June 30 2012 and December 31 2011	459	459
Additional paid in capital	1,912,637	1,912,637
Accumulated deficit	(4,061,705)	(2,870,869)
Total stockholders’ deficit	(1,997,401)	(797,777)

Total liabilities and stockholders’ deficit	$590,859	$877,197

See accompanying notes to financial statements.

LIBERTY ELECTRIC CARS LIMITED

Consolidated Statement of Operations

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenues	$164,050	$312,811	$431,204	$312,811
Cost of goods sold	57,572	1,106	127,780	1,106
Gross margin	106,478	311,705	303,424	311,705

Operating expenses
Salaries and wages	194,653	95,583	370,472	95,583
Professional fees	152,931	168,219	292,517	413,318
Research and development	-	33,462	-	151,689
Depreciation	16,578	2,323	42,175	2,323
Rent	12,139	16,482	24,415	16,482
General and administrative	223,156	45,601	764,523	85,167
Total operating expenses	599,458	361,670	1,494,102	764,562

Income (loss) from operations	(492,979)	(49,965)	(1,190,678)	(452,857)

Other income (expense)
Gain on disposal of fixed assets	-	139,382	-	139,382
Interest income	-	-	-	22
Interest expense	(0)	(240)	(159)	(479)
Total other income (expense)	(0)	139,142	(159)	138,925

Net income (loss) available to common shareholders	$(492,980)	$89,177	$(1,190,837)	$(313,932)

Foreign currency exchange	18,139	1,887	(151,208)	(6,657)
Total other comprehensive income	$(474,841)	$91,064	$(1,342,045)	$(320,589)

Basic and diluted income (loss) per common share	$(0.02)	$0.00	$(0.04)	$(0.02)

Weighted average shares outstanding	29,726,669	18,078,066	29,726,669	18,078,066

See accompanying notes to financial statements.

LIBERTY ELECTRIC CARS LIMITED

Consolidated Statement of Cash Flows

	Six Months Ended
	June 30, 2012	June 30, 2011

Cash flows from operating activities
Net profit (loss)	$(1,190,837)	$(313,932)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued in acquisition / lieu of debt	-	78,525
Depreciation	33,472	2,323
Changes in operating assets and liabilities
Other current assets	394,026	(78,525)
Accounts payable and accrued liabilities	94,404	214,056
Deferred revenue	280,401	-
Taxes payable	77,665	-
Other current liabilities	(11,638)	(1,963)
Net cash provided by (used in) in operating activities	(322,508)	(99,516)

Cash flows from investing activities
Purchase of fixed assets	(91,380)	(139,382)
Notes receivable	55,102	-
Net cash used in operating activities	(36,279)	(139,382)

Cash flows from financing activities
Proceeds from notes payable	366,711	135,996
Proceeds from related party loans	80,061	108,707
Cash flows provided by (used in) financing activities	446,772	244,703

Effect of exchange rate on cash	2,882	(9,494)

Net change in cash	90,867	(3,689)
Cash, beginning of period	35,449	91,145
Cash, end of period	$126,316	$87,456

Supplemental cash flow information
Cash paid for income tax	$-	$-
Cash paid for interest	$(0)	$(479)

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Business and Trade Name

Liberty Electric Cars Limited (hereinafter the “Company”) was incorporated on November 10, 2006 in England and Wales with the registered number 05994519 under the name of The Good Club Limited. On February 12, 2008 the company changed its name to Liberty Europe Electric Cars Limited before settling on its current name on May 18, 2009.

In June 2009 Liberty joined the Evadine (Switch EV) project. The North East’s Switch EV electric vehicle trial is one of eight UK trials of electric & hybrid vehicles funded by the Technology Strategy Board’s £25m Ultra Low Carbon Vehicle Demonstrator Programme. This programme is part of the UK’s strategy to reduce carbon emissions from car and light commercial vehicle use which currently makes up 13% of the UK’s carbon emissions. The programme’s primary objective is to understand what barriers there are to mass adoption of ultra low carbon vehicles such as electric cars. Switch EV is a consortium lead by Nissan which sees Newcastle University, AVID Vehicles, Liberty Electric Cars, Smith Electric Vehicles and Simon Bailes Peugeot working together to deliver 44 new and innovative electric vehicles onto the roads of the North East. The trial started in November 2010 and extends until May 2013. In that time members of the general public are invited to use the vehicles for 6 months as they would their conventional petrol or diesel powered cars.

The trial is somewhat unique nationally in that it is operating in conjunction with the Charge Your Car ‘Plugged in Places’ project This is installing publically accessible charging infrastructure for EV drivers throughout the region. Drivers of the Switch EV vehicles will now have real options about when and where they charge up. Their homes can be equipped with the latest domestic charging units, they can also have access to the on street charging posts or take advantage of the fast chargers being installed around the region. These enable the cars to be 80% charged in about 20 minutes. This infrastructure environment enables the research team at Newcastle University to confirm the performance and suitability of the vehicles and infrastructure, and understand the perceptions of the drivers over their 6 months experience of the vehicles.

The Switch EV research team have equipped all the vehicles with loggers that track the vehicles and how they are driven 24 hours a day. They also track where the cars are charged and how much energy they are consuming. The team will also be meeting with the drivers to understand their experiences with the cars and judge their suitability and the potential barriers to their mass adoption. The findings from the trial will be shared with the TSB to help them build the national picture and will also be used by the consortium partners to confirm & improve their EV offering.

Liberty used the project to develop new Drive Trains and unique Battery Management Systems to convert the extremely complex 4 x 4 Range Rover vehicle in to a zero emission vehicle.

In November 2010 Liberty entered and successfully completed the Royal Automobile Club's first annual "Future Car Challenge" where we drove both of our electric Range Rovers from Bristol to London, ending with an exciting public display on Regent Street in London. In addition, we also displayed the vehicle at the House of Lords and held meetings with and provided test drives to several Lords.

On December 30, 2010 the Company acquired 63,729 Class A ordinary shares in Avid Group (an electric automotive group based in the North East of England) at a cost of £100,000 equivalent to $154,579.

In May 2011, the Company signed an agreement with Navistar LLC, a $15 billion turnover US truck manufacturer, to provide development services for an existing model of electric truck sold by them in North America (E Star), and after-sales support for 52 electric trucks operated by their customers in Europe.

In order to satisfy the requirements of this agreement the Company recruited the engineering team of the now defunct Modec business in the UK. The Company created a wholly owned subsidiary called LEC2 Limited which was incorporated on 10th May 2011 in England and Wales with the registered number 07628596 into which the previous Modec engineering team was placed.

The LEC2 Limited business has ten staff and is based in Coventry England. It has two operational divisions – Liberty E-Tech and Liberty E-Care.

Liberty E-Tech provides support to Electric Vehicle manufacturers. Liberty E-Tech’s know how covers all electric vehicle development phases from the initial feasibility studies to electric vehicle design and concept, prototype build, pre-production tests and validation including full homologation to all international standards for passenger electric cars and commercial electric vehicles. Liberty e-tech’s core competencies include…

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Systems specification and integration: Functional specification of vehicle systems, using unified modelling language (UML), and systems modelling language (SysML) to promote the generation of bug-free and unambiguous requirements.

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Diagnosis specification of vehicle systems, based on unified diagnostic services (ISO 14229 -1:2006) and unified diagnostic services over controller area networks (ISO 15765-X:2004)

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Vehicle architecture design, using controller area network buses (CAN buses, ISO11898), and local interconnect network sub-bus (LIN sub-bus)

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Simulation of electronic circuits

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Vehicle System Design Specification

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Design and DFMEA

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Full Prototype build and testing

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DVP, Test & Validation

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Support and planning of type approval / homologation activities

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IPR registry

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Assistance with Grant applications for early stage research and development work right up to full prototype evaluation and testing.

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System safety analysis expertise in: Potential failure modes and effects analysis for design and system level (D-FMEA and S-FMEA), to AIAG process including boundary identification and documentation, functional breakdown, block diagrams, interface diagrams, parameter diagrams (P-diagrams), Screen plots for targeting of RPNs after identification of critical and significant characteristics, functional hazard analysis.

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Diagnostics system specification for manufacturing systems, including SQL database tie-ins to production systems to accommodate product options and for storage of results in the main production management system.

The company is currently working on

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a serial hybrid solution – “plug and play” which can be removed from the vehicle when not in use and for which a patent application has been made;

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Bug-e, an Electric sports vehicle solution aimed at the younger market (so called Generation “Y”) providing fun and safety in the spirit of the “Beach Buggy”;

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Next generation pure electric delivery truck in the 3.5t to 7.5t GVW category.

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A testing program for an EV van in conjunction with a major car manufacturer

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Developing new “rare earth metal free” Electric motors in a Govt. sponsored program.

Liberty E-Care provides a full package of after sales support for all types of electric vehicles, and has contracts with several global companies to provide its services.

The Liberty E-Care team was created from the merger of the Liberty Electric Car support team and the Modec Service operation, which collectively had over 250 electric vehicles in the market across Europe. The combined team has over 200 man years of experience in automotive engineering, and 70 man years specifically in the EV sector. This unmatched level of knowledge and experience equips the team to supply the very highest level of service and support for all types of Electric Vehicles.

Liberty E-Care has recently launched a membership support programme called “The Club”. For an annual membership fee, the owner of an electric vehicle can access our highly skilled operators via a telephone hotline, receive software updates as and when required, and, in the case of an intervention, avoid paying a call out fee. The Liberty E-Care team is field based and thus intervention takes place at the owner’s location reducing down time.

Liberty E – Care is staffed by skilled EV technicians with years of experience, capable of diagnosing and repairing everything on an EV from the battery to the motors, from the software to the traction controllers, and much of it remotely due to proprietary remote diagnostic tools. E – Care will soon have the ability to overhaul and upgrade battery packs providing them with a second and third life as an EV energy source.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in managements’ estimates or assumptions could have a material impact on the Company’s financial condition and results of operations during the period in which such changes occurred.  Actual results could differ from those estimates. The Company’s financial statements reflect all adjustments that management believes are necessary for the fair presentation of their financial condition and results of operations for the periods presented.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is carried at the expected net realizable value. The allowance for doubtful accounts, when determined, will be based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivables. If there were a deterioration of a major customer's creditworthiness, or actual defaults were higher than historical experience, our estimates of the recoverability of the amounts due to us could be overstated, which could have a negative impact on operations.

The Company has accounts receivable in the amount of $268,897 as of June 30, 2012.

Grant Receivable

As part of the Electric Vehicle Accelerated Development in the North East (Evadine) project Liberty Electric Cars Limited was entitled to receive a contribution of up to 42% towards the cost of the development of the two zero emission Electric range Rovers. These funds were claimed quarterly and as of March 31, 2012 no amounts were outstanding.

Investment

On December 30, 2010 Liberty Electric Cars Limited entered into an arrangement to invest in the Avid Group (a group of companies in the North East of England who were also part of the Evadine trials and were developing their own Electric vehicles). The investment was for strategic purposes. The Company paid them $154,679 and received in exchange 63,729 Class A ordinary Shares equivalent to 3.75% of Avid Group. These shares have preferred status and rank above all other non-A ordinary class shares.  These shares were sold in 2013 and so have been written down to their disposal value of £7,010 ($11,010)

Property, Plant and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Depreciation is computed for financial statement purposes on a straight-line basis over estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

Estimated Useful Lives
Office Equipment	5-10 years
Vehicles	5 years

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. For financial statements purposes, depreciation is computed under the straight-line method.

Accounts Payable

The Company has accounts payable in the amount of $284,453 as of June 30, 2012.

Revenue Recognition

Vehicle Builds

The Company builds electric vehicles for clients. These clients are being progressively billed as the projects proceed and revenues can then be better matched with expenses spent during these periods.  Revenues from consultancy services are recognized when all services have been rendered and collectability is reasonably assured.

Grant Income

Grant income is not recognized until grant claim has been submitted and approved by Government representatives.

E-tech services

Revenues from consultancy services are recognized only when all services have been rendered and collectability is reasonably assured.

E-Care services

Revenues from maintenance, repair, and overhaul services are recognized once the work is complete and the customer is satisfied.

Advertising

Advertising expenses are recorded as sales and marketing expenses when they are incurred. The company incurred $4739 such expenses during the three months ended June 30, 2012.

Research and Development

All research and development costs are expensed as incurred. There was $nil costs waived in the three months ended June 30, 2012.

Income Tax

We are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Operating leases

Since the use of the leased vehicle was strictly for research and development purpose, operating lease rentals are charged to the research and development account on a straight line basis over the term of the lease.

Foreign currency translations

Transactions involving foreign currencies are recorded at the sterling rate of exchange on the date of each transaction. Resulting foreign exchange gains and losses are recognized in the profit and loss account as they arise (for settled and unsettled transactions). The Company uses the British Pound (GBP) as its functional currency.

Fair Value Measurements

Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For the Company, this statement applies to certain investments and long-term debt. Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company’s investments and long-term debt. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

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Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

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Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc…).

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Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments).

The Company’s adoption of FASB ASC Topic 825 did not have a material impact on the company’s financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The Company has financial assets as an investment carried at fair value on a recurring basis at June 30 2012.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of June 30, 2012, the Company has assets in cash, accounts and accounts receivables, and investment. Management believes that they are being presented at their fair market value.

Basic and diluted earnings per share

Basic earnings per share are based on the weighted-average number of shares of common stock outstanding. Diluted Earnings per share is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

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Warrants,

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Employee stock options, and

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Other equity awards, which include long-term incentive awards.

The FASB ASC Topic 260, Earnings per Share, requires the Company to include additional shares in the computation of earnings per share, assuming dilution.

Diluted earnings per share are based on the assumption that all dilutive options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earnings per share are the same as there was no dilutive effect of outstanding stock options for the three months ended June 30, 2012.

Concentrations, Risks, and Uncertainties

The majority of the Company’s gross sales in 2011 came from its contract with Navistar which was a concentration of business with suppliers or customers constituting greater than 10%. In 2010 the company received approximately 73% of its revenue through government funding.  The company would bear a concentration risk should the company lose the Navistar contract.

Stock Based Compensation

For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, “Equity” and FASB ASC Topic 718, “Compensation — Stock Compensation,” we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our statement of operations and other comprehensive income. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

NOTE 2 - RECENTLY ENACTED ACCOUNTING STANDARDS

In April 2011, the FASB issued ASU 2011-02, “Receivables (Topic 310) A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”.  The update clarifies the guidance on a creditor’s evaluation of whether it has granted a concession as well as clarifying the guidance when a creditor’s evaluation of whether a debtor is experiencing financial difficulties.  The guidance clarifies when a Company should record impairment due to concessions or the financial difficulties of the debtor.  The new standard is effective for fiscal years and interim periods ending after June 15, 2011.  The guidance should be applied retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.  The adoption did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements”.  ASU 2011-03 applies to transactions where the seller transfers financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity.  The amendments in this guidance remove from the assessment of effective control the criteria requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms even in the event of default by the transferee and the collateral maintenance guidance related to that criterion.  The new standard is effective for fiscal years and interim periods ending after December 15, 2011 and should be applied on a prospective basis.  The adoption does not have a material effect on the Company’s consolidated financial position or results of operations.

In May 2011, the FASB issued new accounting guidance that amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. Early application is not permitted for public companies. The Company will adopt this guidance upon its effective date for periods beginning after December 15, 2011 and does not anticipate that this adoption will have a significant impact on the Company’s financial position or results of operations.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, “Comprehensive Income (Topic 220), and Presentation of Comprehensive Income”.  ASU 2011-05 amends the presentation of other comprehensive income and the Statement of Consolidated Operations. Under this amendment, entities will be required to present the total of comprehensive income, the components of net income,  and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Regardless of which reporting option is selected, the Company is required to present on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented.   The current option to report other comprehensive income and its components in the statement of changes in equity has been eliminated. This amendment will be effective for the Company on January 1, 2012 and full retrospective application is required. The Company does not anticipate that this amendment will have a material impact on its financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in Europe only. It is looking to expand its contract with customers from as far as China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

In the past year, the Company funded operations by using cash proceeds received through government grants, consultancy income, related party loans, and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through government grants, consultancy income, debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Furthermore, the company spent a number of years reviewing opportunities in the electric vehicle sector before joining the Electric Vehicle Accelerated Development in the North East (Evadine) project on June 1, 2009. The United Kingdom Department for Transport expect that sales of electric vehicles (EVs) and plug in hybrid vehicles (PHEVs) in the UK could reach 1,500,000 by 2030, and the Evadine project is one of several to act as a trailblazer prior to wider scale adoption of electric vehicles across the UK.

NOTE 4 – VEHICLE DEPOSIT

On October 20, 2010, the Company received its first order for a zero emission fully electric Range Rover. The customer paid a deposit of $70,675 with the order.

NOTE 5 - SUPPLEMENTAL CASH FLOW INFORMATION

No amounts were paid for income tax and  $nil of interest expense for the three months ended June 30, 2012.

NOTE 6 – NET LOSS PER COMMON SHARE

Net income (loss) per share is calculated in accordance with ASC 260-10 using the weighted average number of common shares outstanding during the year.

The computation of diluted income (loss) per common share is based on the weighted average number of shares outstanding during the year, plus common stock equivalents calculated under the treasury stock method. The Company has no stock options or warrants outstanding.

The Company’s basic and diluted net loss per share of common stock for the three months ended June 30, 2012 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

Weighted average shares outstanding are 29,726,669 as of June 30, 2012. Net Loss applicable to common shareholders is $(492,980) resulting in a loss per share of $(0.02).

NOTE 7 – CAPITAL STOCK

The Company has authorized 50,000,000 shares of par value $.000015 common stock, of which 29,726,669 shares are outstanding as of June 30, 2012.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2012 through the date of this filing. The Company determined that it does not have any other subsequent event requiring recording or disclosure in the financial statements for the period presented.